

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3720

March 15, 2010

Jeffrey D. McGhie
Vice President, General Counsel
Open Joint Stock Company Vimpel-Communications
10 Ulitsa 8 Martz, Building 14
Moscow, Russian Federation 127083

>   **Re: Open Joint Stock Company Vimpel-Communications**
>   **Annual Report on Form 20-F**
>   **Amendment 1 filed March 8, 2010**
>   **File No. 1-14522**

Dear Mr. McGhie:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Item 15. Controls and Procedures, page 151

1. We note your disclosure that the error in accounting resulted from a deficiency in the operation of existing controls related to complex transactions only as it relates to this specific transaction. Disclose in greater detail the nature of the material

weakness identified in your disclosure. In this regard, also revise to disclose the specific steps that the company has taken, if any, to correct the deficiency in the operation of existing controls as they relate to complex transactions and disclose whether the company believes that the material weakness still exists at the end of the period covered by the report.

2.   Disclose when the material weakness was identified, by whom it was identified and when the material weakness first began.

*   *   *   *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please file your letter over EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comment, please provide, in writing, a statement from the company acknowledging that

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

Please contact John Zitko, Staff Attorney, at (202) 551-3399 or me at (202) 551-3810 with any questions.

Sincerely,

Larry Spirgel
Assistant Director